EXHIBIT 99.1

March 27, 2008

The Thomson Corporation

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matter voted upon and the outcome of the votes at the special meeting of shareholders of The Thomson Corporation held on March 26, 2008 in Toronto, Ontario. The matter set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Information Circular dated February 29, 2008 which was mailed to shareholders prior to the meeting.  The vote on the matter was conducted by ballot.

Arrangement Resolution

The special resolution to approve the plan of arrangement under section 182 of the Business Corporations Act (Ontario) under which The Thomson Corporation will acquire Reuters Group PLC by implementing a dual listed company structure, the full text of which is attached as Annex A to the Management Information Circular of The Thomson Corporation dated February 29, 2008.

Votes For	% Votes For	Votes Against	% Votes Against
590,446,265	99.98	92,594	0.02

Yours very truly,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary